Exhibit 21.1

LIST OF SUBSIDIARIES

1	.	PRC Williston, LLC
2	.	Magnum Hunter Resources LP
3	.	Magnum Hunter Resources GP, LLC
4	.	Sharon Hunter Resources, Inc.
5	.	Triad Hunter, LLC
6	.	Alpha Hunter Drilling, LLC
7	.	Eureka Hunter Pipeline, LLC
8	.	Hunter Disposal, LLC
9	.	Hunter Real Estate, LLC
10	.	Eureka Hunter Pipeline Partners, LLC
11	.	MHR Acquisition Company I, LLC
12	.	MHR Acquisition Company II, LLC
13	.	MHR Acquisition Company III, LLC
14	.	MHR Callco Corporation
15	.	MHR Exchangeco Corporation